 ex991.htm
Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM COMPLETES DISTRIBUTION AND SUPPLY AGREEMENT WITH MSD FOR TRADOREC XL® (ONCE-DAILY TRAMADOL) IN THE UNITED KINGDOM

LAVAL, Québec ( December 21, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced its wholly owned subsidiary, Labopharm Europe Limited, has completed a distribution and supply agreement with Merck Sharp & Dohme Limited (MSD), a United Kingdom (U.K.) subsidiary of Merck & Co., Inc., under which MSD will distribute and market Tradorec XL® (once-daily tramadol based on Labopharm's proprietary Contramid® technology).

Under the terms of the agreement, MSD has the exclusive right to market and sell Tradorec XL in England, Northern Ireland, Scotland, Wales, the Channel Islands and the Isle of Man.  Labopharm will supply MSD with finished, packaged product at a fixed transfer price inclusive of gross margin.  Labopharm will also receive an up-front payment of 650,000 British pounds.

"The United Kingdom is the second largest tramadol market in Europe, which represents a significant opportunity for Tradorec XL," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "We're confident that our new partner, MSD, can build on the success to date and capitalize on the opportunity offered by our once-daily tramadol for the benefit of patients and physicians."

"We are very pleased to have finalized this agreement with Labopharm," said Deepak Khanna, Senior Vice President and General Manager, MSD, U.K. "An innovative medicine like Tradorec XL fits the profile of products that are of interest to MSD.  It has unrealized potential and it complements our current portfolio."

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, the United Kingdom, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. and Canada and the Company has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen.  Labopharm also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D'Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com